SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                  --------------------------------------
                                SCHEDULE TO
                               (RULE 14D-100)
        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                    THE SECURITIES EXCHANGE ACT OF 1934
                              Amendment No. 1

                  --------------------------------------

                       NEWPORT NEWS SHIPBUILDING INC.
                     (Name of Subject Company (Issuer))
                  --------------------------------------


                        NORTHROP GRUMMAN CORPORATION
              (Names of Filing Persons (identifying status as
                     offeror, issuer or other person))

                  --------------------------------------

                  COMMON STOCK, PAR VALUE, $0.01 PER SHARE
                       (including associated Rights)
                       (Title of Class of Securities)

                  --------------------------------------

                                 652228107
                   (CUSIP Number of Class of Securities)
                  --------------------------------------

                               JOHN H. MULLAN
                        NORTHROP GRUMMAN CORPORATION
                   CORPORATE VICE PRESIDENT AND SECRETARY
                           1840 CENTURY PARK EAST
                       LOS ANGELES, CALIFORNIA 90067
                               (301) 553-6262

        (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                              WITH A COPY TO:
                              STEPHEN FRAIDIN
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                       NEW YORK, NEW YORK 10004-1980
                               (212) 859-8000

                  --------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 1 (this "Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO, dated May 23, 2001 (the "Schedule TO") filed by NORTHROP GRUMMAN CORPORATION, a Delaware corporation ("Northrop Grumman"), relating to the offer (the "Offer") by Northrop Grumman to issue, upon the terms and subject to the conditions set forth herein and in the related letter of election and transmittal, shares of common stock, par value $1.00 per share (the "Northrop Grumman Shares") designed to have a value of $67.50 per share or pay $67.50 per share in cash (subject to the election and proration procedures and limitations in the Prospectus (defined below) and related letter of election and transmittal) for each outstanding share of common stock, par value $0.01 per share (the "Common Stock") of NEWPORT NEWS SHIPBUILDING INC., a Delaware corporation ("Newport News"), including the associated Series A participating cumulative preferred stock purchase rights issued pursuant to the Newport News stockholder protection rights agreement (the "Rights" and together with the Common Stock, the "Newport News Shares").

     Northrop Grumman has filed a registration statement with the Securities and Exchange Commission on Form S-4, relating to the Northrop Grumman Shares to be issued to stockholders of Newport News in connection with the tender offer, as set forth in the prospectus which is a part of the registration statement (the "Prospectus"), and the related letter of election and transmittal, which were annexed to the Schedule TO as Exhibits
(a)(4) and (a)(1)(A) hereto.

     All of the information in the Prospectus and the related letter of election and transmittal, and any prospectus supplement or other supplement thereto related to the offer hereafter filed with the Securities and Exchange Commission by Northrop Grumman, is hereby incorporated by reference in answer to items 2 through 11 of the Schedule TO.

ITEM 12. EXHIBITS


(a)(5)(C) Summary advertisement published on May 23, 2001 in the Wall Street Journal.

(a)(5)(D)    Press Release, dated May 23, 2001.

                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 NORTHROP GRUMMAN CORPORATION


                                 By:  /s/ John H. Mullan
                                      -------------------------------
                                      John H. Mullan
                                      Corporate Vice President and Secretary


Dated:  May 24, 2001

                               EXHIBIT INDEX

EXHIBIT                                   DESCRIPTION
NUMBER                                    -----------
------

(a)(5)(C) Summary advertisement published on May 23, 2001 in the Wall Street Journal.

(a)(5)(D)    Press Release, dated May 23, 2001.